COLLAGENEX PHARMACEUTICALS CORPORATION


                                                          September       , 1997
                                                                    ------

Dear Stockholder:

     Your Board of Directors has adopted a Shareholder Protection Rights Agreement (the "Plan"). The Plan is designed to protect the Company and you, its stockholders, in the event of an unsolicited offer to acquire control of the Company on terms that the Board of Directors determines to be not in the best interests of the Company because the offer is abusive, coercive or otherwise unfair. Such offers may include, for example, attempts to acquire control without offering adequate consideration to all stockholders. The Plan is not intended to prevent and will not prevent a takeover of the Company that the Board determines to be in the best interests of the Company. Neither is the Rights Plan intended to adversely affect the ability of a person to obtain representation on the Company's Board by means of the proxy process. Under Delaware law, the Board is charged with responding to a takeover offer in the first instance, in a manner it determines to be in the best interests of the Company. The Plan should assist the Board in carrying out this obligation.

      As explained in greater detail in the attached Summary, the Rights will become exercisable only if and when a situation that they were designed to address does, in fact, arise. RIGHTS CERTIFICATES WILL NOT BE SENT TO YOU UNLESS AND UNTIL THEY BECOME EXERCISABLE. The issuance of the Rights does not dilute share value and does not affect earnings per share. The Rights are not presently taxable to you or the Company under federal income tax law and they will not change the manner in which you can presently trade shares of the Company's common stock.

     The Plan provides, among other things, that upon the earlier of ten business days after a public announcement that a person has become a beneficial owner of twenty percent or more of the voting power of all the Company's shares or ten business days after a person announces an offer to acquire Company shares that would give it twenty percent or more of the voting power, each Right will become exercisable to purchase 1/100 of a share of the Company's Series A Participating Preferred Stock.

     After the Rights become exercisable, if the Company is acquired in a merger in which the Company survives, or if a person or group acquires beneficial ownership of shares representing twenty percent or more of the voting power of the Company, then each Right, not previously exercised, would entitle the holder (other than the acquiror) to purchase Company common stock at a fifty percent discount to its market price. Alternatively, if the Company is acquired in a merger or other business combination, the Rights permit holders to purchase the common stock of the acquiror at a fifty percent discount to its market price.

      The Rights will expire on September 26, 2007, unless further extended, and will be subject to redemption by the Board of Directors at $0.01 per right at any time prior to the first date on which they become exercisable.

      A copy of the Rights Agreement is available to any stockholder upon request to CollaGenex Pharmaceuticals, Inc., Attn: Corporate Secretary, or by telephone at (215) 579-7388.


                                  Sincerely,


                                  /s/ Brian M. Gallagher, Ph.D.
                                  ------------------------------------
                                      President and Chief Executive Officer

                  SUMMARY OF RIGHTS TO PURCHASE PREFERRED STOCK

      The Board of Directors of CollaGenex Pharmaceuticals, Inc. (the "Company") declared a distribution of one Right for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on September 26, 1997 and to each share of Common Stock that may be issued by the Company prior to the "Separation Date" (or the earlier redemption or expiration of the Rights) described below.

                             Operation of the Rights
                             -----------------------

     Upon the occurrence of certain events described below, each Right would entitle its holder to purchase from the Company one one-hundredth (1/100) of a share of Series A Participating Preferred Stock, no par value (the "Preferred Stock"), at a purchase price of $65.00 (the "Purchase Price"). Until the Rights separate from the Common Stock, they cannot be exercised.

     The Rights will separate from the Common Stock upon the earlier to occur of
(i) ten business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of shares of the Company's capital stock representing twenty percent or more of the voting power of all outstanding shares of capital stock of the Company or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning outstanding shares of the Company's capital stock representing twenty percent or more of the voting power of all outstanding shares of capital stock of the Company (in each case, this person or group is referenced as an "Acquiring Person"). The date upon which the Rights separate from the Common Stock, and are thereby freely tradable, is called the "Separation Date." The Separation Date can be delayed by an action of the Board of Directors.

      If, after the Separation Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, or (ii) an Acquiring Person becomes the beneficial owner of shares of the Company's capital stock representing twenty percent or more of the voting power of all outstanding shares of capital stock of the Company, each holder of a Right (instead of having the right to receive Preferred Stock) will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right. This is known as a "Flip-In" Event. However, any Rights held by an Acquiring Person would not receive these benefits.

     In the event that, at any time following the Separation Date, (i) the Company is acquired in certain merger or other business combination transactions (other than a merger described above) in which it does not survive, or (ii) fifty percent or more of the Company's assets or earning power is sold or transferred, each holder of a Right (instead of having the right to purchase Preferred Stock) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. This is known as a "Flip-Over" Event. For example, assuming an exercise price of $65.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a "Flip-In" or "Flip-Over" Event would entitle its holder to purchase $130.00 worth of Common Stock (or other consideration, as noted above) for $65.00. This would be Company Common Stock if a "Flip-In" event occurred, and the Acquiring Person's common stock if a "Flip-Over" event occurred.

                            Redemption of the Rights
                            ------------------------

      At any time until the Separation Date, the Board of Directors may unilaterally redeem the Rights at a price of $0.01 per Right. This amount would be paid to you and would mean that the Rights could no longer be exercised. Under certain circumstances set forth in the Rights Agreement, the decision to redeem would require the concurrence of a majority of the Disinterested Directors (that is, a Board member who is unaffiliated with the Acquiring Person). After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to twenty percent or less of the voting power of the capital stock of the Company in a transaction not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights with the concurrence of a majority of the Disinterested Directors, if required, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

                  The Board's Ability to Amend the Rights Plan
                  --------------------------------------------

      Under the Rights Plan, the Board has broad powers to amend the Rights Plan. Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Separation Date. After the Separation Date, amendments may not adversely affect Right holders' interests. Under certain circumstances, an amendment would require the concurrence of the Disinterested Directors.

              Other Miscellaneous Provisions Under the Rights Plan
              ----------------------------------------------------

      The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets
(excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent of the Purchase Price.

                   Significance of the Rights Until Exercised
                   ------------------------------------------

      Until a Right is exercised, its holder has no claim as a stockholder of the Company arising from the Right itself, including, without limitation, the right to vote or to receive dividends. While the initial declaration and distribution of the Rights will not be taxable to the stockholders or the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an Acquiring Person as set forth above.

                         Evidence of Ownership Of Rights
                         -------------------------------

      Until the Separation Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred only with such Common Stock certificates, (ii) new Common Stock certificates issued after September 26, 1997, will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. TO REPEAT, NO SEPARATE RIGHTS CERTIFICATES WILL BE DISTRIBUTED UNLESS AND UNTIL A SEPARATION DATE OCCURS. The Rights will expire at the close of business on September 26, 2007, unless extended or earlier redeemed by the Board as described below.

      After the Separation Date (except as otherwise provided above), Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on a Separation Date and, thereafter, such separate Rights Certificates alone will represent the Rights.

                           Other Information Available
                           ---------------------------

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement that is incorporated herein by reference. A copy of the Rights Agreement is available to any stockholder upon request to CollaGenex Pharmaceuticals, Inc., Attn:
Corporate Secretary, or by telephone at (215) 579-7388.